

Pegasus International Group Pty Ltd
(the "Company")
An Australian Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended June 30, 2022 & 2023

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Pegasus International Group Pty Ltd Management

We have reviewed the accompanying financial statements of Pegasus International Group Pty Ltd (the Company) which comprise the statement of financial position as of June 30, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter Regarding a Successor Entity:
Pegasus Aerospace Corp was incorporated on April 23, 2024 in the State of Nevada. Pegasus Aerospace Corp will serve as a holding company for its predecessor Pegasus International Group Pty Ltd. Pegasus Aerospace Corp will conduct a regulation crowdfunding campaign in 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
July 9, 2024

PEGASUS INTERNATIONAL GROUP PTY LTD
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of June 30,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	97,046	362,838
Receivable from Visa	155	-
Receivable from Australian Taxation Office	143,801	161,539
Total Current Assets	241,002	524,377
Non-Current Assets:		
Intangible Assets	1,010	1,010
Right of Use Assets	51,970	77,795
Lease Deposit	14,790	29,580
Other Asset	9,995	9,995
Total Non-Current Assets	77,765	118,380
TOTAL ASSETS	318,767	642,756
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	537,781	537,781
Materials Payable	6,663	6,663
Credit Card Payable	28,205	-
Lease Liabilities - current	26,768	24,824
Total Current Liabilities	599,417	569,269
Non-Current Liabilities:		
Lease Liabilities - noncurrent	26,294	53,062
Total Non-Current Liabilities	26,294	53,062
TOTAL LIABILITIES	625,711	622,330
EQUITY		
Common Stock	159,241	159,241
Retained Deficit	(466,185)	(138,814)
TOTAL EQUITY	(306,945)	20,427
TOTAL LIABILITIES AND EQUITY	318,767	642,756

PEGASUS INTERNATIONAL GROUP PTY LTD

STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended June 30,	
	2023	**2022**
Revenues		
Sales	-	-
Cost of Good Sold	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	108,186	73,201
Advertising & Marketing	50,344	872
Research and Development	299,169	297,660
Operating Lease Expense	27,981	2,332
Total Operating Expenses	**485,680**	**374,065**
Total Loss from Operations	**(485,680)**	**(374,065)**
Other Expense		
Export Market Development Grants	(18,850)	(14,258)
Government Subsidies	(135,736)	(163,382)
Interest Income	(338)	-
Interest Expense	-	-
Total Other Income/Expense	**(154,924)**	**(177,640)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(330,756)**	**(196,425)**
Income Taxes	-	4,529
Depreciation Expense	-	-
Net Loss	**(330,756)**	**(200,954)**
Other Comprehensive Income		
Foreign Exchange Translation Adjustment	3,385	2,040
Total Comprehensive Loss	**(327,371)**	**(198,914)**

PEGASUS INTERNATIONAL GROUP PTY LTD
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended June 30,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Loss)	(330,756)	(200,954)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Foreign Exchange Translation Adjustment	3,385	2,040
Receivable from Visa	(155)	-
Receivable from Australian Taxation Office	17,738	(90,922)
Right of Use Assets	25,825	(77,795)
Accounts Payable	-	(126,962)
Credit Card Payable	28,205	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	74,997	(293,639)
Net Cash provided by (used in) Operating Activities	(255,759)	(494,593)
INVESTING ACTIVITIES		
Intangible Assets	-	(1,010)
Net Cash provided by (used in) Investing Activities	-	(1,010)
FINANCING ACTIVITIES		
Lease Liabilities	(24,824)	77,886
Lease Deposit	14,790	(29,580)
Net Cash provided by (used in) Financing Activities	(10,034)	48,306
Cash at the beginning of period	362,838	810,135
Net Cash increase (decrease) for period	(265,793)	(447,297)
Cash at end of period	97,046	362,838

PEGASUS INTERNATIONAL GROUP PTY LTD
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Retained Earnings	Total Shareholder's
	# of Shares	$ Amount	(Deficit)	Equity
Beginning balance at 7/1/2021	60,000,000	159,241	60,100	219,340
Issuance of shares	-	-	-	-
Net income (loss)	-	-	(200,954)	(200,954)
Foreign Exchange Translation Adjustment	-	-	2,040	2,040
Ending balance at 6/30/2022	60,000,000	159,241	(138,814)	20,427
Issuance of shares	-	-	-	-
Net income (loss)	-	-	(330,756)	(330,756)
Foreign Exchange Translation Adjustment	-	-	3,385	3,385
Ending balance at 6/30/2023	60,000,000	159,241	(466,185)	(306,945)

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Pegasus International Group Pty Ltd ("the Company") was formed in Victoria, Australia on April 15, 2019. The Company plans to generate revenue from selling various Pegasus flying cars, and also from running air taxi services around the globe. Since the flying cars have superior range capabilities compared to other Electric Vertical Take-Off and Landing (eVTOL) companies, Pegasus is likely to have a global customer base. The Police version of the Pegasus E is very suitable for border control which could be favored by Southeast Asian countries.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital. After the campaign, the Company will be relocating to Nevada when conditions are suitable.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on June 30.

<u>Foreign Currency Translation</u>

The functional currency of the Company's operations is in Australian dollars. The financial statements of the Company have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive income (loss). Foreign currency translation adjustments resulted in gains of $3,385 and $2,040 in 2023 and 2022, respectively.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of June 30, 2023 and June 30, 2022, respectively.

<u>Cash and Cash Equivalents</u>

The Company had $97,046 and $362,838 in cash as of June 30, 2023 and June 30, 2022, respectively.

Receivable from Australian Taxation Office

A summary of this account is shown below:

1) Goods and Services Taxes	$9,459
2) Refundable Income Taxes	134,343
Total Receivable from Australian Taxation Office	**$143,801**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns.

Other Income

In Australia, the Company benefits from the Research and Development Tax Incentive, a government subsidy, which provides an average of 43% rebate on money spent on research and development activities. Additionally, the Company participates in the federal Export Market Development Grant (EMDG) program, which reimburses an average of 50% of the costs incurred in promoting overseas trade.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company leases an industrial property under a 3-year operating lease requiring annual payments of $26,891 plus annual escalations (*AUD 40,359 plus GST*). The current lease expires on June 14, 2025.

A schedule of future minimum lease payments is shown below.

Year Ending June 30,	Payment
2024	27,967
2025	29,086
Thereafter	-

A schedule of the lease liability is shown below.

Lease expense	Year Ending 2023-06
Amortization of ROU assets	-
Interest on lease liabilities	-
Operating lease expense	30,313
Total	30,313
Other Information	
Cash paid for amounts included in the measurement of lease liabilities	-
Operating cash flows from operating leases	26,981

ROU assets obtained in exchange for new operating lease liabilities	77,669
Weighted-average remaining lease term in years for operating leases	2
Weighted-average discount rate for operating leases	3.35%
Maturity Analysis	**Operating**
2024-06	28,060
2025-06	26,662
2026-06	-
2027-06	-
2028-06	-
Thereafter	-
Total undiscounted cash flows	54,722
Less: present value discount	(1,660)
Total lease liabilities	53,062

NOTE 5 – LIABILITIES AND DEBT

Lease Liabilities - please refer to Note 4.

As of June 30, 2023, the lease liabilities consisted of a current portion of $26,768 and noncurrent $26,294.

NOTE 6 – EQUITY

The Company has authorized 60,266,000 of no par value shares. 60,000,000 shares were issued and outstanding as of June 30, 2022 and 2023.

Voting: Common stockholders are entitled to one vote per share.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30,2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 9, 2024, the date these financial statements were available to be issued.

As of May 2024, the Company issued 301,552 shares as a result of crowdfunding raised in Australia.